United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE
Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: July 29th, 2004	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Alcatel reports second quarter 2004 results

Second quarter highlights:
•	Sales at Euro 3,078 million, up yoy by 3.7%, and by 7.2% at constant Euro/USD
•	Gross margin at 38.3% of sales
•	Income from operations at Euro 190 million at 6.2% of sales
•	EPS pre goodwill at Euro 0.09 (Euro 0.02 after goodwill)
•	Net cash sequentially stable at Euro 634 million

Note: All historical results are restated for optical fiber, optical components, and battery activities, which are accounted for as “discontinued operations”.

Paris, July 29, 2004 — Alcatel’s Board of Directors (Paris: CGEP.PA and NYSE: ALA) reviewed and approved second quarter 2004 results. Sales were registered at Euro 3,078 million compared with Euro 2,967 million in the second quarter 2003, up 3.7% and 7.2% at constant Euro/USD (with an average Euro/USD rate of 1.20 in Q2). The gross margin was 38.3% of sales compared to 31.8 % in the second quarter last year. On a comparable basis (in accordance with the new R&D accounting presentation as of Q1), the gross margin increased by 5.5 points year on year. Income from operations amounted to Euro 190 million, a 6.2% return on sales, with all business segments positive, compared with Euro 12 million in the same period last year. Net income pre-goodwill for the quarter was registered at Euro 125 million or diluted Euro 0.09 per share (USD 0.11 per ADS) and net income after goodwill at Euro 23 million or diluted Euro 0.02 per share (USD 0.02 per ADS).

Serge Tchuruk, Chairman and CEO summarized the Board’s observations:

“Current trends clearly signal a confirmation of our growth potential for the year, whether materializing in revenues (up over 7% year on year in the second quarter at constant Euro/USD), or in order intake, pointing to an acceleration of growth in the second part of the year. In addition to the good underlying performance in cellular infrastructure, which should result in a substantial increase in revenues in the second half, and also to the continued strength in private communications, the second quarter highlighted the validity of two other key strategic directions.”

“First of all, we are pleased with the recovery of the fixed communications business, which stopped its decline and turned in a double-digit profitability. Our strategy to maintain significant R&D in optics and to step up the development in IP with a novel approach to edge service routing is now paying off through important wins in both product lines as well as in innovative solutions combining the two technologies. Coupled with the continuing advances in our world leadership in access, with revenues up 20% year on year in Q2, we can now count on significant growth in fixed communications for the rest of the year. Our U.S. operations performed particularly well with a 30% revenue increase in USD.”

“Similarly, our strategic directions to develop a diversified portfolio, spanning most key technologies, gives Alcatel a clear competitive advantage at a time where many carriers promote seamless, user centric broadband services. We are gaining momentum in our business through convergence solutions from fixed to mobile and from carrier to enterprise. In addition, our video expertise positions us well for the increasing call for bids from customers both in Europe as well as in North America, in both triple play markets in fixed networks and multimedia applications in mobile networks.”

“All in all, with the restructuring of our portfolio nearing an end after partnerships launched in fiber optics and handsets, we see now significant growth potential for over 90% of our business. To better support this momentum we have selectively increased our development and marketing expenses in key product areas, making sure, however, that our continuing year on year gains in G&A and fixed operations costs more than offset those increases. We clearly keep the objective of leveraging our more cost efficient base with increasing revenues in order to expand our income.”

Outlook for third quarter and full year 2004

“At a current structure, for the third quarter, we anticipate sales to grow by over 10% year on year, at constant Euro/USD, with a positive EPS pre-goodwill close to that of Q2. For the full year we are comfortable with our previous guidance wherein we stated that sales would be up in the high single digit range, at constant Euro/USD, with EPS pre-goodwill being substantial.”

		Second	Second	First
	Second	Quarter	Quarter	Quarter
Key Figures	Quarter	2003	2003	2004
In Euro million except for EPS	2004	restated	as published	restated
Profit & Loss
Net Sales	3,078	2,967	3,149	2,710
Income from Operations	190	12	21	86
Net Income pre-Goodwill & MI	147	(578)	(568)	234
Net Income	23	(675)	(675)	134
EPS diluted	0.02	(0.51)	(0.51)	0.10
E/ADS*	0.02	(0.59)	(0.59)	0.12
Number of shares (billions)	1.36	1.33	1.33	1.36

Note:	All historical results are restated for optical fiber, optical components, and battery activities, which are accounted for as “discontinued operations”.
*	E/ADS has been calculated using the US Federal Reserve Bank of New York noon euro/dollar buying rate of USD 1.22 as of June 30, 2004.

Second quarter business update

	Second	Second	First
Segment Breakdown	Quarter	Quarter	Quarter
In Euro million	2004	2003*	2004*
Sales
Fixed Communications	1,353	1,360	1,133
Mobile Communications	842	834	757
Private Communications	929	868	865
Other & Eliminations	(46)	(95)	(45)

Total	3,078	2,967	2,710

Income from Operations
Fixed Communications	136	7	28
Mobile Communications	48	10	70
Private Communications	35	21	35
Other & Eliminations	(29)	(26)	(47)

Total	190	12	86

*	All historical results are restated for optical fiber, optical components, and battery activities, which are accounted for as “discontinued operations”.

In order to provide a more accurate view of business trends compared to the same period last year, the following comments are based on year on year comparisons.

Fixed communications

Second quarter revenue was stable at Euro 1,353 million from Euro 1,360 million in Q2 2003. Significant growth was registered in broadband access, data networking, and solutions. In broadband access, growth was seen both in Western Europe and in North America, with new business ramping up in emerging markets such as Turkey and Egypt. A total of 4.8 million DSL lines were delivered during the quarter, up 50% over the same period last year, bringing the year to date cumulative deliveries to 10.3 million. The IP business also made a significant contribution for the quarter, adding 10 new customers for the edge service routing activity, which included customers in the U.S., China, and Belgium. A total of 30 customers exist to date in addition to 40 on-going trials, including a new one added in the UK this quarter. MSWAN sales also continued to be strong, with the capability to offer IP/MPLS functionality being the key growth driver. In addition, a new metro Ethernet aggregation product, launched during the quarter, was well received by the market with two customers already. The solutions activity continued to be strong, driven by NGN rollouts. Five new customers were added during the quarter for various softswitch solutions, resulting in a cumulative total of 26 customers for the softswitch and over 50 customers for NGN/VoIP solutions todate. Initial deployment of commercial video over DSL solutions has begun in Europe, with a growing demand seen in North America. Optical networks, with the exception of submarine which remains depressed, grew during the quarter. A growing momentum was seen in North America with deployment of cross connects, in particular for metro applications for both fixed and wireless networks, and in Western Europe where the complete optical portfolio has been deployed as service providers focus on building out their metro networks. The decline of voice networks continued, though slowing down by shifting the focus to revenue generating maintenance service of the installed base.

Income from operations amounted to Euro 136 million compared with Euro 7 million in the comparable period last year, with a significant contribution coming from broadband access, voice network, and the IP activity with optical networks returning to profitability.

Mobile communications

Second quarter revenue increased slightly to Euro 842 million from Euro 834 million in Q2 2003, impacted by the transitioning to a new product in wireless transmission and some slippage in revenue recognition in mobile networks. The orders for cellular infrastructure strengthened with wins in new emerging markets in the Indian sub-continent, Africa, and Latin America and a further expansion of market positions in China and Russia, which more than compensated for a certain slackening in Southeast Asia. Alcatel’s technology focus remains EDGE and 3G/UMTS which are growing often as combined networks in Western Europe as well as now spreading in high growth emerging markets, as illustrated by recent wins in the Middle East and North Africa. In core networks the pace of migration to new IP or NGN architecture is now gaining momentum, with key contracts won in those areas in Western Europe and the U.S. A strong performance also continued in the mobile solutions activity with an increased number of customers in mobile video as well as next generation applications with convergent payment solutions.

Income from operations amounted to Euro 48 million compared to Euro 10 million in Q2 2003. Mobile networks made a very significant contribution, with its significant double-digit margins maintained. The handset business, which is reflected in the consolidated financial statements for the quarter, negatively impacted income from operations.

Private communications

Second quarter revenue increased by 7.0% to Euro 929 million compared with Euro 868 million in Q2 2003. The IP/PBX business registered a solid quarter with the activity continuing to grow, particularly in Europe, once again solidifying its leadership position. Genesys also continued to increase its business, confirming its traction in North America where some significant wins were registered. The enterprise data business was soft during the quarter, partly due to IT spending being under scrutiny in the U.S. The signaling and associated communication networks in the transport vertical business showed significant growth both in main line as well as metro rail, particularly in Western Europe. The space activity also registered an increase, benefiting from a good 2003 order backlog, with the commercial business registering significant wins in the U.S. and China. Integration and Services maintained its push into the growing private sector and its performance confirmed the growing market for outsourcing activity.

Income from operations amounted to Euro 35 million compared to Euro 21 million in Q2 2003, with all businesses profitable.

Alcatel’s analyst conference call will begin at 1:00 p.m. Paris time (CET). A live audio webcast accompanied by a slide presentation will be available at www.alcatel.com/2q2004 or at www.alcatel.fr/2q2004. Media representatives and analysts wishing to ask questions during the Q&A session may dial in and request the “Alcatel teleconference.”

From the US:   888 428 4480
International: +1 612 326 1011

Second quarter 2004 results (unaudited)

PROFIT AND LOSS STATEMENT (Figures for Second Quarter 03 have been restated to reflect the disposal of the Optronics, Battery, and Optical Fiber divisions)

▶	Net Sales: Euro 3,078 million vs. Euro 2,967 million in Q2 03, up 3.7%
▶	Geographical distribution of sales:
W. Europe: 43%
Other Europe: 7%
North America: 17%
Asia: 16%
RoW: 17%
▶	Gross margin: 38.3% (31.8% for Q2 2003)
▶	Selling, general and administration (“SG&A”) costs: Euro (557) million (18.1% of sales)
▶	Research and development (“R&D”) expenses: Euro (433) million (14.1% of sales)
▶	Income (loss) from operations: Euro 190 million
▶	Earnings before tax and amortization of goodwill: Euro 139 million and included:
°	Interest paid on convertible bonds Euro (11) million
°	Net financial loss of Euro (4) million
°	Restructuring costs of Euro (68) million
°	Net other revenue/(expenses) of Euro 32 million
▶	Net Income Pre-Goodwill and Minority Interest: Euro 147 million
▶	Net Income: Euro 23 million and included a related tax income of Euro 28 million, share in net income /(loss) of equity affiliates and discontinued activities of Euro (20) million, goodwill amortization of Euro (102) million, and minority interests of Euro (22) million.
▶	Diluted EPS: Euro 0.02 per share (USD 0.02 per ADS), pre-goodwill Euro 0.09 per share (USD 0.11 per ADS) based on an average of 1.36 billion diluted shares

BALANCE SHEET ITEMS:

▶	Operating working capital: Euro 383 million (3.1% of last 12 months sales)
▶	Cash and equivalents: Euro 5,384 million
▶	Net Cash: Euro 634 million
▶	Gearing: (17%)
▶	Operating Cash Flow (net cash provided (used) by operating activities before changes in other receivables and debts): Euro (71) million

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel’s performance in future periods, including without limitation, with respect to third quarter and full year 2004 revenue, income from operations and earnings per share (EPS) (ii) the benefits to Alcatel in 2004 from its restructuring efforts, (iii) improvements in margins, and (iv) benefits that will result from strategic partnerships. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to implement its cost cutting and restructuring efforts and whether these efforts will achieve their expected benefits, including contributing to improved net income, among other benefits; the economic situation in general (including exchange rate fluctuations), and uncertainties in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry and general domestic and international economic conditions; and the impact of each of these factors on expected sale increases and realization of positive net income. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of EURO 12.5 billion in 2003, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	Aurelie.Boutin@alcatel.com
Régine Coqueran / HQ	Tel :+ 33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +33 (0)1 40 76 13 11	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com

Upcoming Events/Announcements

October 28	3rd quarter 2004 earnings release
December 2	Analyst’s Day, Paris